UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-   Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 2nd December, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 28th November, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about constitution of search committee to identify a successor to the Managing Director.

Exhibit I

November 28, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Constitution of Search Committee to identify a successor to the Managing Director

The Board of Directors of the Bank, at its meeting held today, has constituted a Search Committee to identify a successor to Mr. Aditya Puri, the current Managing Director of the Bank, whose tenure ends on October 26, 2020. The Search Committee shall comprise:

1.	Mrs. Shyamala Gopinath
2.	Mr. Sanjiv Sachar
3.	Mr. M. D. Ranganath
4.	Mr. Sandeep Parekh
5.	Mr. Srikanth Nadhamuni
6.	Mr. Keki Mistry (representative of Housing Development Finance Corporation Limited)

Mr. Aditya Puri shall act as an advisor to the Search Committee.

The Search Committee, over the next few months, shall evaluate internal and external candidates to ensure smooth transition.

This is for your information and records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary